Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 May 26, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9426
                        FT Income Portfolio, Series 12
                                 (the "Trust")
                     CIK No. 1852484  File No. 333-255711
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES: "THE ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE ETF (REQUIRING A MINIMUM MARKET CAPITALIZATION OF $50,000,000); THE CURRENT DIVIDEND YIELD OF THE ETF (WITH HIGHER YIELDING FUNDS PRIORITIZED); THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, FOCUSING ON CREATING A PORTFOLIO THAT IS DIVERSIFIED BETWEEN EQUITY, FIXED INCOME, AND HYBRID ASSETS, WITH EXPOSURE TO U.S. AND NON-U.S. MARKETS; AND THE EXPENSE RATIO OF THE ETF, WITH A PREFERENCE FOR LOWER EXPENSES." PLEASE SPECIFY WHAT QUALITY AND CHARACTER FACTORS THE TRUST'S RESEARCH DEPARTMENT CONSIDERS WHEN SELECTING THE ETFS.

      Response: In accordance with the Staff's comment, the above-referenced disclosure will be revised as follows:

       "The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000); the current dividend yield of the ETF (with higher yielding funds prioritized); the quality and character of the securities held by the ETF (including credit quality, duration and maturity); focusing on creating a portfolio that is diversified between equity, fixed income, and hybrid assets, with exposure to U.S. and non-U.S. markets; and the expense ratio of the ETF, with a preference for lower expenses."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           _____________________________
                                               Daniel J. Fallon